                                                                       EXHIBIT 1

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
                 42 Liu Fang Road, Jurong Town, Singapore 628687
                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130
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FOR IMMEDIATE RELEASE
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September 13, 2004                       Contact:   Aaron Chik or Samuel See
                                                    Asia Pacific Wire & Cable
                                                    (65) 6663-2133 or 6663-2132

                                         Or         Michael Mandelbaum
                                                    Mandelbaum Partners
                                                    (310) 785-0810

          ASIA PACIFIC WIRE & CABLE ANNOUNCES TRANSACTION BETWEEN PEWC
                 AND ASSET MANAGERS CO. OF JAPAN FOR APWC SHARES

         NEW YORK, NY - SEPTEMBER 13, 2004 -- Asia Pacific Wire & Cable
Corporation Limited (OTC Bulletin Board: AWRCF) today announced that an agreement had been reached between Pacific Electric Wire and Cable Co., Ltd
("PEWC") and Asset Managers Co., Ltd. ("AMC"), a prominent publicly traded
Japanese venture capital manager with particular expertise in both real estate and merchant banking activities, with regard to PEWC's efforts to finance the purchase of all of Set Top International, Inc.'s ("Set Top") interest in APWC's shares.

         Under the terms of the transaction, AMC will purchase from Set Top
10,074,102 shares of APWC at a price of US$2.581 per share or a total of $26 million. These shares represent a 72.8% controlling interest in APWC. For a period of three years from the acquisition date, PEWC will retain a call option to purchase 7,307,948 of the APWC shares from AMC, representing 52.84% of the outstanding shares of APWC, at a strike price of US$2.581 each.

         Charles Han, Chairman of Asia Pacific Wire & Cable, stated, "We are very pleased that this agreement has been signed with an institution as well-regarded as AMC. Not only will AMC provide stability to our shareholder base, but the transaction also means that APWC will continue to benefit from the supply and services agreement the Company has with PEWC."

         As previously disclosed on July 8, 2004, Asia Pacific Wire & Cable,
PEWC and Set Top entered into a settlement agreement pursuant to which PEWC agreed to purchase all of Set Top's interest in APWC's shares. As a result of that settlement agreement, APWC, PEWC and Set Top agreed to withdraw and dismiss all claims in all litigation proceedings against each other, including the actions in New York, Singapore and Bermuda, and Set Top agreed to withdraw all of its claims in the PUSA bankruptcy proceedings.

         The transaction announced today between PEWC, AMC and Set Top effectively completes all of the requirements of the settlement agreement and brings to a close all of the outstanding litigation matters between Asia Pacific
Wire & Cable, PEWC and Set Top.

ABOUT ASIA PACIFIC WIRE & CABLE

         Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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      Except for statements of historical fact, this news release contains certain forward-looking statements about the Company.
      Such statements are subject to significant risks and
      uncertainties including changes in economic and market
      conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.
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